Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75204

September 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Anderegg
Mara Ransom

Re:	Katapult Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-257583

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Katapult Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Please contact Andrew P. Gilbert, of DLA Piper LLP (US), counsel to the Company, at (973) 520-2550, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Orlando Zayas
Orlando Zayas